Exhibit (a)(1)(T)

NEWS
Cox Enterprises Extends Tender Offer for Cox Radio
and Maintains $4.80 Offer Price
Tender Offer Expires May 19, 2009
ATLANTA, May 18, 2009 – Cox Enterprises, Inc. announced today that it has extended the tender offer by its Cox Media Group, Inc. subsidiary to acquire all the outstanding shares of Class A common stock of Cox Radio, Inc. (NYSE: CXR) not otherwise held by Cox Media Group. The tender offer will now expire at 5:00 p.m., New York City time, on Tuesday, May 19, 2009.
“We achieved 97% of the majority of the minority condition and only need approximately 275,000 additional shares to satisfy that condition,” commented John M. Dyer, Chief Financial Officer of Cox Enterprises. “An additional two million shares were tendered over the first two-day extension, and we want to give shareholders two additional days to tender their shares and work through the mechanics and instructions with their custodian bank or broker.”
The tender offer remains subject to the condition that a majority of the minority shareholders (those who are not executive officers, directors or affiliates of Cox Enterprises, Cox Media Group or Cox Radio other than directors of Cox Radio who constitute the special committee of independent directors formed to consider the tender offer) tender their shares. All other terms and conditions of the tender offer also remain unchanged. As of 5:00 p.m. on May 15, 2009, approximately 8,472,000 shares had been tendered pursuant to the offer, which amount includes approximately 485,000 shares subject to guaranteed deliveries and approximately 327,000 shares tendered by affiliates. Accordingly, tendered shares represent approximately 97% of the shares needed to satisfy the majority of the minority condition. If the majority of the minority condition is not satisfied as of the new expiration date, Cox Enterprises does not intend to further extend the offer.
Cox Radio shareholders and other interested parties are urged to read Cox Enterprises’ and Cox Media Group’s tender offer statement, as amended from time to time, amended and restated offer to purchase and other relevant documents. Cox Radio shareholders can obtain the tender offer statement and related documents free of charge at the SEC’s web site: www.sec.gov, from Cox Enterprises at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications, or from D.F. King & Co., Inc., the Information Agent for the tender offer, by calling (800) 578-5378.
About Cox Enterprises (www.coxenterprises.com)
Cox Enterprises, Inc. is a leading communications, media and automotive services company. With revenues exceeding $15 billion and more than 77,000 employees, the company’s major operating subsidiaries include Cox Communications, Inc. (cable television distribution, telephone, high-speed Internet access, commercial telecommunications, advertising solutions and the Travel Channel); Manheim, Inc. (vehicle auctions, repair and certification services and web-based technology products); Cox Media Group, Inc. (television stations, digital media, newspapers, advertising sales rep firms and majority-owned, publicly-traded Cox Radio, Inc.); and AutoTrader.com (online automotive classifieds and related publications). Additionally, Cox’s Internet operations include Kudzu.com and Adify Corporation, a unit of Cox TMI, Inc.
CAUTIONARY STATEMENT: Statements in this document represent the intentions, plans, expectations and beliefs of Cox Enterprises and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer and merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the radio broadcast industry or the business or prospects of Cox Radio. Cox Enterprises wishes to caution the reader that these factors, as well as factors described or to be described in Cox Enterprises’, Cox Media Group’s and Cox Radio’s SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from Cox Enterprises’ current expectations described herein.
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Media Contact:	Investor Contact:
Bobby Amirshahi	Richard Jacobson
(678) 645-4518	(678) 645-0111
bobby.amirshahi@coxinc.com	richard.jacobson@coxinc.com